UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

  Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

Alliance Data Systems 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2016 and 2015

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Operations Committee
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 7, 2017

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:

Investments at fair value	$748,299,686	$649,179,398
Cash	107,047	249,358

Receivable for Employer contributions	1,982,016	1,492,049

Notes receivable from participants,
net of allowance for defaulted loans	13,107,520	12,377,763
Due from brokers	333,426	315,181
Accrued fees	19,943	1,449
Total assets	763,849,638	663,615,198

Liabilities:

Administrative fees payable	188,891	218,042
Due to broker	332,405	546,732
Total liabilities	521,296	764,774

Net assets available for benefits	$763,328,342	$662,850,424

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2016 and 2015

	2016	2015
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value
of investments	$42,031,681	$(10,500,442)
Interest, dividends, and fee income	2,616,186	2,081,606
Total investment income (loss)	44,647,867	(8,418,836)

Interest on notes receivable from participants	660,114	630,333

Contributions:
Employer	38,492,927	34,094,850
Participants	63,743,050	57,563,512
Rollovers	6,668,505	29,540,836
Total contributions	108,904,482	121,199,198

Total additions	154,212,463	113,410,695

Deductions:
Distributions to participants	52,775,777	50,852,996
Administrative expenses	958,768	969,678
Total deductions	53,734,545	51,822,674

Net increase	100,477,918	61,588,021

Net assets available for benefits:
Beginning of year	662,850,424	601,262,403

End of year	$763,328,342	$662,850,424

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1. Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. ("ADSI") and its affiliates (the "Employer"). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Trustee

Wells Fargo Bank, N.A. is the trustee and holds the Plan's investments and provides recordkeeping services to the Plan.

Administration

The Employer has established the Benefits Operations Committee that is responsible for the general operation and administration of the Plan.

Contributions

Employer's Contributions

The Employer may authorize a discretionary profit sharing contribution ("Profit Sharing Contribution") for eligible classes of employees, which will be a specified percentage of the participant's eligible compensation as defined by the Plan ("Eligible Compensation") and may be integrated with Social Security to the extent permitted under the Internal Revenue Code ("Code"). To be eligible, a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual Eligible Compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual Eligible Compensation limit for the Plan years ended December 31, 2016 and 2015 was $265,000.

The Employer elected not to make a Profit Sharing Contribution for 2016 or 2015.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

The Employer will provide a 100% matching contribution on the first 5% of a participant's voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, whichever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and Eligible Compensation for the Plan year.

Participant's Voluntary Contributions

A participant may elect to make voluntary contributions of 1% to 85% of his or her annual Eligible Compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum permitted under Section 402(g) of the Code adjusted annually ($18,000 for the Plan years ended December 31, 2016 and 2015). Regular after-tax contributions are limited by the Code based on total employee and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $6,000 for the Plan years ended December 31, 2016 and 2015.

A participant may also contribute amounts representing a distribution from another qualified defined benefit or defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer's contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers fourteen common collective trusts, nine mutual funds, self-directed brokerage accounts, and the Employer's common stock ("Employer Securities") as investment alternatives. The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant's account are invested in the Plan's qualified default investment alternative ("QDIA"). The Plan's QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date funds, which is selected based on the participant's date of birth.

Participant accounts

The Plan credits each participant's account with the participant's contributions and allocations of 1) the Employer's contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer's other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to the Employer's Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

A summary of vesting percentages relating to Employer's matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant's after-tax account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant's vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant's termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant's account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $614,405 and $384,491 at December 31, 2016 and 2015, respectively.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $138,459 and $374,322 for the years ended December 31, 2016 and 2015, respectively. There were no unused forfeitures at December 31, 2016 and 2015.

Fee Income

Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue. Prior to May 2014 revenue sharing and sub transfer agent fees received from certain of the investments were credited to an administrative account and used to reduce administrative fees charged to participants. The Plan used $28,302 and $0 during 2016 and 2015, respectively, of fee income credited to the administrative account, to reduce fees charged directly to participants' accounts. As of December 31, 2016 and 2015, the balance in the administrative account was $0 and $28,139, respectively. These balances represent unallocated amounts.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Expenses

Expenses are charged to participant's accounts, excluding those paid directly by the Employer, unless paid from fee income and have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan's assets increases the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan's financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is presented in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $17,704 and $19,763 has been recorded for December 31, 2016 and 2015, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Recently issued accounting pronouncement

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 defines management's responsibility to evaluate whether there is a substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an organization's ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. Management has performed this assessment as of the date these financial statements were issued and no going concern uncertainties were identified.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

3. Fair value measurements

Accounting Standards Codification ("ASC") 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                   Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Self-managed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are value on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Common collective trusts: Valued at their respective Net Asset Value ("NAV") as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Wells Fargo Stable Return Fund, one of the collective funds invested in, the trustee of the fund may impose, in its sole discretion, a prior notice period of up to 12 months for any Employer initiated withdrawal of assets from the fund. At December 31, 2016, the Employer has made no such request. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2016 and 2015:

	Assets at fair value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$152,732,265	$-	$-	$152,732,265
Employer common stock	43,410,887	-	-	43,410,887
Self-managed brokerage	10,697,412	-	-	10,697,412
	$206,840,564	$-	$-	206,840,564
Common collective trust funds measured at net asset value
Target dated (a)				498,470,951
Stable value (b)				26,615,366
Large growth (c)				16,372,805
				$748,299,686

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$117,561,910	$-	$-	$117,561,910
Employer common stock	50,470,153	-	-	50,470,153
Self-managed brokerage	10,496,678	-	-	10,496,678
	$178,528,741	$-	$-	178,528,741
Common collective trust funds measured at net asset value
Target dated (a)				432,107,352
Stable value (b)				22,153,920
Large growth (c)				16,389,385
				$649,179,398

(a)
The trusts are target dated trusts based on estimated retirement dates, which seek current income and some capital appreciation for the most current retirement date and move more to capital appreciation and some current income as the retirement dates become later. The trusts invest primarily in mutual funds.

(b)
The trust seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The trust invests primarily in investment contracts issued by insurance companies, banks and other financial institutions.

(c)
The trust seeks long-term capital appreciation. The trust invests primarily in large cap common stocks with market capitalizations generally in the range of the companies in the Russell 1000 Growth Index.

4. Tax status

The Plan obtained its latest determination letter on March 21, 2016, in which the Internal Revenue Service ("IRS") stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan's administrator has analyzed the tax positions, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

6.	Parties-in-interest

The Plan, including holdings under the self-directed brokerage investment option, held $43,552,786 and $50,636,372 of Alliance Data Systems Corporation common shares at December 31, 2016 and 2015, respectively.

Wells Fargo Bank, N.A., trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

7.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$763,328,342	$662,850,424
Amounts allocated to withdrawing participants	(614,405)	(384,491)
Net assets available for benefits per Form 5500	$762,713,937	$662,465,933

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2016
Benefit payments per the financial statements	$52,775,777
Amount allocated to withdrawing participants
At December 31, 2016	614,405
At December 31, 2015	(384,491)
Reserves for defaulted loans
At December 31, 2016	(17,704)
At December 31, 2015	19,763
Corrective distributions	(107,677)
Benefit payments per Form 5500	$52,900,073

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

2016
Net increase in net assets per the financial statements	$100,477,918
Change in amounts allocated to withdrawing participants	(229,914)
Net income per Form 5500	$100,248,004

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

*	Alliance Data Systems Corporation	Common stock – 189,982 shares		$43,410,887
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust I	Common collective trust – 2,260,797 units		104,109,715
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust I	Common collective trust – 1,834,041 units		83,852,371
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust I	Common collective trust – 1,727,411 units		80,981,048
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust I	Common collective trust – 1,413,778 units		65,033,828
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust I	Common collective trust – 1,137,830 units		53,239,087
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust I	Common collective trust – 777,983 units		36,145,097
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust I	Common collective trust – 734,960 units		34,587,250
*	Wells Fargo Stable Return Fund	Common collective trust – 499,415 units		26,615,366
	Delaware Large Cap Growth Trust	Common collective trust – 670,467 units		16,372,805
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust I	Common collective trust – 260,228 units		14,934,503
	Vanguard Fiduciary Trust Company Target Retirement 2015 Trust I	Common collective trust – 254,496 units		11,711,912

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

	Vanguard Fiduciary Trust Company Target Retirement 2010 Trust I	Common collective trust – 112,134 units		5,088,671
	Vanguard Fiduciary Trust Company Target Retirement Income Trust I	Common collective trust – 107,353 units		5,068,160
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust I	Common collective trust – 123,483 units		3,719,309
	Vanguard Institutional Index Fund	Mutual fund – 239,687 shares		48,855,547
	Dodge & Cox Stock Fund	Mutual fund – 179,188 shares		33,024,508
	Columbia Small Cap Value Fund	Mutual fund –1,006,957 shares		17,954,049
	American Funds EuroPacific Growth Fund	Mutual fund – 376,989 shares		16,979,624
	Metropolitan West Total Return Bond Fund	Mutual fund – 1,705,789 shares		16,904,378
*	Wells Fargo Advantage Discovery Fund	Mutual fund – 408,648 shares		12,999,096
	Vanguard Total Bond Market Index Admiral Fund	Mutual fund – 272,997 shares		2,907,420
	Vanguard Extended Market Index Fund	Mutual fund – 23,950 shares		1,741,709
	Vanguard Total Intl Stock Index Admiral Fund	Mutual fund – 55,458 shares		1,365,934
	Self Directed Brokerage Accounts			10,697,412
*	Participant Loans	Varying maturity dates, interest 3.25% - 8.90%	-	13,107,520

*  Represents a party-in-interest

(1)    Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 7, 2017

ALLIANCE DATA SYSTEMS 401(k) AND
RETIREMENT SAVINGS PLAN

By: /s/ Karen Wald
Karen Wald
Senior Vice President, Chief of Staff

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

*  filed herewith